3/31

03007879

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS ____________________

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 1260 FISCAL YEAR 10-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/1/03

82-1260

ARS
10-31-02

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheets of Thunder Sword Resources Inc. as at October 31, 2002 and 2001, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C. "Morgan & Company"

March 14, 2003 Chartered Accountants

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	OCTOBER 31 2002	2001
ASSETS		
Current		
Cash	$ 2,683	$ 48,649
Accounts receivable (Note 4)	3,190	155,998
Inventory	18,789	36,965
Prepaid expenses	2,481	966
	27,143	242,578
Capital Assets (Note 5)	29,327	2,462
Interest In Mineral Properties (Note 6)	82,060	82,060
	$ 138,530	$ 327,100
LIABILITIES		
Current		
Accounts payable	$ 51,057	$ 134,167
Due to related parties (Note 10)	302,071	311,083
	353,128	445,250
SHAREHOLDERS' (DEFICIENCY)		
Share Capital (Note 8)	3,703,249	3,703,249
Deficit	(3,917,847)	(3,821,399)
	(214,598)	(118,150)
	$ 138,530	$ 327,100

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31 2002	2001
Sales	$ 121,585	$ 65,591
Cost Of Sales		
Inventory, beginning of year	36,965	24,486
Purchases	13,188	42,874
Freight out	30,971	18,159
Warehousing	8,245	100
	89,369	85,619
Inventory, end of year	18,789	36,965
	70,580	48,654
Gross Profit	51,005	16,937
Administrative Expenses		
Advertising and shareholder relations	6,681	7,986
Amortization	5,610	1,760
Automotive and travel	26,532	48,629
Consulting fees	71,250	94,247
Filing and transfer fees	7,363	10,816
Interest – current	677	5,862
Office and miscellaneous	15,533	20,409
Professional fees (recovery) (Note 11)	3,835	(23,650)
Product research	1,995	2,203
Rent	34,004	18,245
	173,480	186,507
Net Loss Before The Following	(122,475)	(169,570)
Recovery Of Prior Year Expenses	26,027	-
Net Loss For The Year	(96,448)	(169,570)
Deficit, Beginning Of Year	(3,821,399)	(3,651,829)
Deficit, End Of Year	$ (3,917,847)	$ (3,821,399)
Basic And Diluted Loss Per Share	$ (0.01)	$ (0.03)
Basic And Diluted Weighted Average Common Shares	6,014,627	6,014,627

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31	
	2002	2001
Cash Flows From Operating Activities		
Net loss for the year	$ (96,448)	$ (169,570)
Adjustment for item not affecting cash:		
Amortization	5,610	1,760
	(90,838)	(167,810)
Changes in non-cash working capital items:		
Accounts receivable	152,808	(148,504)
Inventory	18,176	(12,479)
Prepaid expenses	(1,515)	-
Accounts payable	(83,110)	46,608
	(4,479)	(282,185)
Cash Flows From Financing Activity		
Due to related parties	(9,012)	311,083
Cash Flows From Investing Activities		
Mineral property additions	-	(5,000)
Purchase of capital assets	(32,475)	-
	(32,475)	(5,000)
Increase In Cash And Equivalents During The Year	(45,966)	23,898
Cash And Equivalents, Beginning Of Year	48,649	24,751
Cash And Equivalents, End Of Year	$ 2,683	$ 48,649

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

The Company is incorporated under the B.C. Company Act and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the first-in, first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis as follows:

Production equipment	30%
Computer and office equipment	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Interest in Mineral Properties (Continued)

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped.

f) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective November 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended October 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as there were no dilutive securities outstanding. No adjustments were required to reported loss from operations in computing diluted per share amounts.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Stock Options

At the date of issuance of stock options, the exercise price of the options is generally equal to the market value of the common shares. Accordingly, no compensation is recognized when the stock options are granted to directors, officers and employees. Consideration paid on exercise of stock options is credited to share capital.

i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for Income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. GOING CONCERN

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

4. ACCOUNTS RECEIVABLE

During the year ended October 31, 2001, the Company purchased 995 metric tonnes of magnesium chloride ("the product") from its supplier in the Peoples Republic of China. The product was damaged during shipping to Canada and, as a result, the Company filed an insurance claim for a refund of costs incurred. During the year ended October 31, 2002, the Company received $155,998 as a result of the insurance claim.

5. CAPITAL ASSETS

	2002			2001
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	NET BOOK VALUE
Computer and office equipment	$ 13,529	$ 11,171	**$ 2,358**	$ 2,462
Production equipment	31,728	4,759	**26,969**	-
	$ 45,257	$ 15,930	**$ 29,327**	$ 2,462

6. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

	2002	2001
Balance, beginning of year	**$ 82,060**	$ 77,060
Additions	**-**	5,000
Balance, end of year	**$ 82,060**	$ 82,060

By an agreement dated January 28, 1991, the Company sold a 25% undivided interest in the property located in Sault Sainte Marie Mining Division, Ontario to a company previously related by virtue of two common directors. The claims are subject to a 2% net smelter royalty. Under the terms of the sales agreement, the Company is to be reimbursed by the purchaser for expenditures on the property. Since reimbursement has not been received, the Company is claiming 100% ownership of the property. The purchaser disputed that claim. On October 25, 2001, the Company signed a settlement agreement whereby the Company will pay $5,000 for a full release and settlement of all the formerly related company's legal and beneficial interest in the mineral claims. During the year ended October 31, 2002, the Company paid the $5,000 required pursuant to the settlement agreement and regained a 100% interest I the mineral claims.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

7. JOINT VENTURE

The Company has entered into an agreement, dated May 23, 2001, to establish a co-operative joint venture corporation in China, the purpose of which will be to develop a magnesium de-hydrating plant. The amount of the Company's investment required to fund its share of the joint venture will be determined according to a feasibility study which was to be completed by December 31, 2001. The Company is responsible for arranging and conducting the pre-feasibility study and arranging financing for the project. As at October 31, 2002, the Company has not initiated the feasibility study.

8. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

b) Issued and Fully Paid

	2002		2001	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, October 31	**6,014,627**	**$ 3,703,249**	6,014,627	$ 3,703,249

c) Share Purchase Options

As at October 31, 2002, there are no outstanding stock options (2001 – Nil).

9. INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2002	2001
Statutory tax rate	**39.6%**	45.0%
Expected income tax recovery	**$ (38,213)**	$ (76,306)
Non-Deductible differences	**(4,878)**	792
Unrecognized tax losses	**43,091**	75,514
Income tax provision	**$ -**	$ -

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

9. INCOME TAXES (Continued)

Future tax assets (liabilities) of the Company are as follows:

	2002	2001
Operating and capital losses	$ 597,000	$ 717,000
Less: Valuation allowance	597,000	717,000
Future tax asset (liability) recognized	$ -	$ -

Losses that reduce future income for tax purposes expire as follows:

2003	$ 118,000
2004	$ 191,000
2005	$ 281,000
2006	$ 263,000
2007	$ 175,000
2008	$ 168,000
2009	$ 109,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

10. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2001 - $5,804) to a company with one common director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2001 - $60,000) to directors for management services.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

10. RELATED PARTY TRANSACTIONS

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest, are unsecured, and are without specific terms of repayment.

The above noted transactions are in the normal course of operation and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent value for the services provided.

11. RECOVERY OF ACCOUNTS PAYABLE

During the year ended October 31, 2002, the Company negotiated a $2,948 (2001 - $29,689) reduction in accounts payable relating to professional fees incurred in a prior period.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X ____ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**October 31, 2002**	**03/03/14**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**03/03/19**
"M. Goldstein"	**Matty Goldstein**	**03/03/19**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2002

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the current fiscal year-to-date:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $6,000 to a company with a common director.
   The Company paid or accrued management fees of $60,000 to two directors.

3. For the current fiscal year-to-date:

   (a) Summary of securities issued during the year:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the year:

   None

4. As at the end of the year:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, October 31, 2002	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2002

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

Schedule C

REPORT TO SHAREHOLDERS
OF THUNDER SWORD RESOURCES INC.

For the twelve months ended October 31, 2002

February 28, 2003

THE PERIOD'S OPERATION:

Analysis of Financial Results

During the last twelve months ending Oct. 31, 2002 the company's continued aim was to evaluate and develop market opportunities. During the period cash remained a limited resource. Operating costs continue to be provided by loans from directors, who intend to c fund the Company's operation until other financial arrangements can be made or sales of the product provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day-to-day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In my report to shareholders of Sept. 24/02 I mentioned that the Company was in the process of salvaging as much product as we can. We were able to secure on a lease-based basis a paved yard of 15,000 sq. ft. in the Burnaby area and transported the damaged goods to this yard. Here we assorted the more-damaged to the less-damaged product and were able to sell some of the less-damaged product.

The more-damaged product is being converted into liquid. We have bought some tanks and related equipment and are storing this product for the summer de-dusting season.

So while originally we were directing our attention towards de-icing and will continue to do so, through this latest shipment's disastrous misfortunes, we have been pointed into the area of de-dusting and the product is performing effectively. So what originally looked like a total loss to us is now opening new avenues of distribution for us.

Some product was given to a local university and has proven to be a key ingredient in the development of a substance that has proven very effective in the water treatment of polluted lakes and rivers. More and specific results will be released very soon.

A special mention should go to our director, Matty Goldstein and his crew who are doing an excellent job in repackaging and saving some of the damaged product.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. An Israeli company has invested about $400 million to recover the potash in the lake. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solution for highway de-icing and dust control and numerous other applications. The use of magnesium chloride for winter application (de-icing) has increased in the last years. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado reported that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful to vegetation and ground water of all common de-icers.

We believe that magnesium production represents one of the most exciting metallurgical opportunities of this century. Again your Company is in a unique position to benefit from this and other opportunities.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.